

03054423

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 8-53493

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
East Hill Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
23 South Virginia Court
(No. and Street)

Englewood Cliffs	New Jersey	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victor Sandor 201-568-5046
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Sandor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Hill Trading, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Member
Title

Wilson D. Bernal
Notary Public of New Jersey
My Commission Expires Feb. 8, 2006

Sworn to and subscribed before me
this 13 day of March, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST HILL TRADING LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

EAST HILL TRADING LLC

CONTENTS

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
East Hill Trading LLC

We have audited the accompanying statement of financial condition of East Hill Trading LLC as of December 31, 2002 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of East Hill Trading LLC as of December 31, 2002, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
March 19, 2003

EAST HILL TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	33,235
Receivable from clearing broker		20,671
TOTAL ASSETS	$	53,906

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accrued expenses and other liabilities	$	1,150
MEMBERS' CAPITAL		52,756
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	53,906

The accompanying notes are an integral part of this statement.

EAST HILL TRADING LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUE		
Interest Income		$ 171
TOTAL REVENUE		171
EXPENSES		
Professional fees	$ 37,042	
Office supplies and expenses	624	
Regulatory fees	1,985	
Clearance charges	4,500	
TOTAL EXPENSES		44,151
NET LOSS		$ (43,980)

The accompanying notes are an integral part of this statement.

EAST HILL TRADING LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2002

Members' Capital - January 1, 2002	$	316
Capital contributions		97,536
Net loss		(43,980)
Capital withdrawals		(1,116)
MEMBERS' CAPITAL - DECEMBER 31, 2002	$	52,756

The accompanying notes are an integral part of this statement.

EAST HILL TRADING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (43,980)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in receivable from clearing broker	(20,671)	
Increase in accrued expense and other liabilities	1,150	
TOTAL ADJUSTMENTS		(19,521)
NET CASH USED IN OPERATING ACTIVITIES		(63,501)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed by members	97,536	
Capital withdrawn by members	(1,116)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		96,420
NET INCREASE IN CASH		32,919
CASH AT BEGINNING OF THE YEAR		316
CASH AT END OF THE YEAR		$ 33,235

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Interest received	$171

The accompanying notes are an integral part of this statement.

EAST HILL TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

East Hill Trading, LLC (the Company) was organized in the State of Delaware on June 1, 2001 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in March 2002. In this capacity, it executes agency transactions for its customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Computer Clearing Services, Inc., the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At December 31, 2002, the receivable from clearing broker reflected on the statement of financial condition included $20,671 due from this clearing broker for customer commissions.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis, in accordance with accounting principles generally accepted in the United States of America.

3. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

4. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 since the company has been a registered broker dealer for less than one year. At December 31, 2002, the Company had net capital of $52,756, which exceeded the minimum requirement of $5,000 by $47,756. The Company's ratio of aggregate indebtedness to net capital ratio .02 to 1.

EAST HILL TRADING LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2002

CREDITS	
Members' capital	$52,756
DEBITS	-
NET CAPITAL	52,756
Minimum net capital requirement	5,000
EXCESS NET CAPITAL	$47,756

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 1,150

Ratio of aggregate indebtedness to net capital .02 TO 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying Accountant's Report.